FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - JUNE 26, 2007

BAYTEX ENERGY TRUST ANNOUNCES CLOSING OF ACQUISITION

Not for Dissemination in the US through Wire Services

CALGARY, ALBERTA (June 26, 2007) (TSX: BTE.UN; NYSE: BTE) - Baytex Energy Trust (“Baytex” or the “Trust”) is pleased to announce that it has successfully closed the previously announced $238 million acquisition of certain petroleum and natural gas properties and related assets located primarily in the Pembina and Lindbergh areas of Alberta (the “Acquisition”). Baytex partially financed the Acquisition with the proceeds of a bought deal subscription receipt (“Subscription Receipt”) financing, which closed on June 19, 2007, as well as through available credit facilities.

Production from the acquired assets is approximately 4,500 barrels of oil equivalent (boe) per day. The Acquisition is expected to increase Baytex’s overall production to approximately 38,500 boe per day. The Acquisition adds approximately 19.6 million boe of proved plus probable reserves and approximately 64,000 net acres of undeveloped land.

Under the bought deal financing, Baytex issued 7,000,000 Subscription Receipts at a price of $21.35 per Subscription Receipt for gross proceeds of $149,450,000. With the closing of the Acquisition, trading in the Subscription Receipts will be halted at the close of business today, June 26, 2007, at which time the Subscription Receipts will be de-listed from the TSX.

Holders of Subscription Receipts will receive one unit (“Unit”) for each Subscription Receipt held, effective at 5:00 p.m. (Calgary time) today. Baytex’s monthly cash distribution for June 2007 will be paid on July 16, 2007 to Unitholders of record at the close of business on June 29, 2007. Holders of Subscription Receipts will be entitled to receive this distribution provided they continue to hold their Units on the June 29, 2007 record date. Holders of Subscription Receipts are not required to take any action in order to receive the Units to which they are entitled.

Forward Looking Statements

Certain statements in this press release are forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast. All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.                                    Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer  Telephone: (403) 538-3639
Erin Hurst, Investor Relations                                    Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca